    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 28, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               __________________


                                 SCHEDULE TO-I/A
                             TENDER OFFER STATEMENT
          UNDER SECTION 13(e)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                               __________________


                   Scudder Global Commodities Stock Fund, Inc.
                       (Name of Subject Company (Issuer))

                               __________________


                   Scudder Global Commodities Stock Fund, Inc.
                        (Name of Filing Person (Offeror))

                               __________________


                                   81114Y108
                                (CUSIP Number of
                              Class of Securities)

                               __________________


                                  John Millette
                                    Secretary
                   Scudder Global Commodities Stock Fund, Inc.
                                 345 Park Avenue
                            New York, New York 10154
                                 (617) 295-2572
            (Name, address, and telephone number of person authorized
            to receive notices and communications on behalf of filing
                                    persons)


                                 With a copy to:
                             Burton M. Leibert, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10039-6099


                                __________________

                            CALCULATION OF FILING FEE

     Transaction Valuation          Amount of Filing Fee
        $$24,115,002(a)                  $2,581(b)

(a) Calculated as the aggregate maximum purchase price to be paid for 1,298,600 shares in the offer, based upon a price per share of $18.57, which represents 98% of the net asset value per share at December 6, 2005.

(b)  Calculated as $117.70 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $2,581
          Form or Registration No.: 005-81188
          Filing Party: Scudder Global Commodities Stock Fund, Inc. Date Filed: December 8, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

                [ ]  third-party tender offer subject to Rule 14d-1.
                [X]  issuer tender offer subject to Rule 13e-4.
                [ ]  going-private transaction subject to Rule 13e-3.
                [ ]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     Scudder Global Commodities Stock Fund, Inc., a Maryland corporation (the "Fund"), hereby amends and supplements the Tender Offer Statement on Schedule TO of the Fund, filed on December 8, 2005 (as amended, the "Schedule TO"), with respect to the offer by the Fund to purchase for cash up to 1,298,600 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 8, 2005 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were filed as exhibits to the Schedule TO.

     The Offer will expire at 11:59 p.m. on January 24, 2006, unless extended. Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase.

     The Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

     1. The eleventh Question and Answer in the Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Q:   WHAT IF MORE THAN 1,298,600 SHARES ARE TENDERED (AND NOT TIMELY WITHDRAWN)?

A: The Fund will purchase duly tendered shares from tendering shareholders, pursuant to the terms and conditions of the tender offer, on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each shareholder (and not timely withdrawn); provided, that, the Fund will accept all shares tendered by any stockholder who owns, beneficially or of record, an aggregate of not more than 99 shares and who properly tenders all such shares, unless the Fund determines not to purchase any shares.

     2. The third paragraph in Section 1 - Price; Number of Shares of the Offer to Purchase is hereby amended and restated in its entirety as follows:

If more than 1,298,600 Shares are duly tendered pursuant to the Offer (and not withdrawn as provided in Section 5), unless the Fund determines not to purchase any Shares, the Fund will purchase Shares from tendering shareholders, in accordance with the terms and conditions specified in the Offer, on a pro rata basis (disregarding fractions) and in accordance with the number of Shares duly tendered by or on behalf of each shareholder (and not so withdrawn); provided, that, the Fund will accept all Shares tendered by any stockholder who owns, beneficially or of record, an aggregate of not more than 99 Shares and who properly tenders (and does not withdraw) all such Shares. The Fund does not contemplate extending the Offer and increasing the number of Shares covered thereby by reason of more than 1,298,600 Shares having been tendered.


Item 12.        Exhibits.
(a)(1)          Offer to Purchase, dated December 8, 2005.*
(a)(2)          Form of Letter of Transmittal.*
(a)(3)          Form of Notice of Guaranteed Delivery.*
(a)(4)          Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and

                Other Nominees.*
(a)(5)          Form of Letter to Clients of Brokers, Dealers, Commercial
                Banks, and Trust Companies and Other Nominees.*
(a)(6) Text of letter to shareholders of the Fund dated December 8, 2005.*
(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(b)--(h)        Not applicable.

---------

*    Previously filed.

Item 13.    Information Required by Schedule 13E-3.

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SCUDDER GLOBAL COMMODITIES STOCK FUND, INC.

                                    By: /s/ John Millette
                                       ---------------------------
                                       Name:  John Millette
                                       Title:    Secretary

Dated: December 28, 2005